UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2022

LIVECARE, INC.
Exact name of issuer as specified in the issuer’s charter

Delaware	83-1151012
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

1500 East Venice Avenues, Suite 411, Venice FL 94292

Address of principal executive offices

(800) 345-0491

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

THE COMPANY’S MOST RECENT FINANCIAL STATEMENTS AND INFORMATION AS REPORTED WITHIN THIS FORM 1-K FILING ARE NOT COMPLETE AND HAVE NOT RECEIVED THE FINAL AUDITOR”S OPINION. THE COMPANY IS CURRENTLY FINALIZING ITS AUDIT FOR THE 12 MONTH PERIOD ENDED DECEMBER 31, 2022, AND BELIEVES IT WILL BE COMPLETED IN THE COMING WEEKS AND REFILED WITH AN AMENDMENT TO THIS FORM 1-K FILING. THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION ONLY AND SHOULD NOT BE RELIED UPON FOR INVESTMENT OR ANY OTHER PURPOSE.

BUSINESS

Overview

LiveCare Inc. (“LiveCare”, or, the “Company”) is a telemedicine service provider.

The Industry

The telemedicine industry is growing at an extremely fast rate. LiveCare Inc. intends to capture a portion of the market through superior customer service, better and faster results for clients, and cutting-edge technology. LiveCare Inc. is in an industry that is expected to see huge success over the next several years. It is our goal to become in industry leader while maintaining our excellent customer service.

Strategy

LiveCare is seeking to become the market leader in remote patient monitoring telemedicine by combining the necessary testing hardware with a more impactful resource: regular guidance and encouragement from competent, friendly medical professionals. We recruit doctors, certified diabetes educators (CDEs), registered nurses, nursing assistants, nutritionists, and even physical therapists. This ensures that guidance can be legally and accurately given to members in real-time. Although interactions with machines are replacing interactions between individuals, and the science behind this shift’s effects is still developing, there is evidence that the increasing focus on technology—and away from real-life interactions—is creating an increasing market need for personalized healthcare. LiveCare is filling that need by trained personnel and a platform that regularly and directly communicates with the patient with both kindness and competence.

PROPERTY

The principal office of the company is located at 1500 East Venice Avenue, Suite 411, Venice, Florida via commercial lease. This location has an office suite approximately 1,110 square feet and access to a conference room for meetings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included in this Form 1-K. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Forward-looking Statements

Statements made in this document that are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, include, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Years Ended December 31, 2022 and 2021

We had $2,615,897 in revenues during the year ended December 31, 2022, compared to $484,976 for 2021, an increase of 439%. Revenues are the result of the expansion of our principal business of remote diabetes management in 2022.

Total operating expenses increased$6,611,201 or 85% from $7,8282351 during the year ended December 31, 2021, to $14,439,552 during the year ended December 31, 2022. The increase is a result of the continued expansion of our principal business of remote diabetes management during 2022 that was launched in 2021.

Cost of revenue increased 493% to $4,573,181 in 2022 from $771,613. As our revenues increase, our cost of revenue will increase. Cost of revenue expenses consist of direct costs of providing monitoring services such as CDE labor, monitoring expenses and testing equipment sent to members.

General and administrative expenses increased by $1,344,992, or 157%, in the year ended December 31, 2022 to $2,200,113, as compared to $855,121 during the year ended December 31, 2021. Increases are mainly due to a $_____ increase in general operating expenses such as rent, office supplies, utilities and insurance.

During 2022, we issued common stock valued at $1.00 per share to consultants for services valued at $1,854,466, down $344,082 from the2021 expense of $2,198,548. The issuances of common stock for services was done to compensate external consultants for services related to the expansion of our operations in 2022 and the initial costs of commencement of operations. In 2021.

Compensation expense was $5,811,792 during the year ended December 31, 2022, up $1,808,723 or 45% as compared to $4,003,069 during the year ended December 31, 2021. Stock based compensation expense was $_______ during the year ended December 31, 2022, compared to $ during the year ended December 31, 2021. The $______ increase is mainly due to the grants of $1,000,000 more in common stock bonuses for operational milestones to our Chief Executive Officer and Chairman of the Board as well as the hiring of employees and providing equity incentives to existing employees.

We incurred operating losses of $11,823,655 and $7,343,375 during the years ended December 31, 2022 and 2021, respectively. The $4,480,280 increased loss is mainly due the combined increases in cost of revenue expense, general and administrative expenses, and compensation and stock based compensation expenses, as discussed above. The increased loss was partially offset by the $344,082 decrease in stock based consulting expenses during the year ended December 31, 2022 compared to the year ended December 31, 2021.

We received total net other income of $136,856 during the year ended December 31, 2022, as compared to net other expense of $1,770,682 in the year ended December 31, 2021. The $1,907,538 improvement was due to reduced non-cash expenses for the accretion of debt discount ($133,750 decreased expense), debt discount amortization ($910,116 decreased expense), and debt conversion, extension and forgiveness expense ($524,584 decreased expense). In addition, the Company had a net benefit of $338,076 in non-cash gain on the settlement of debt, up $323,249 over the net benefit of $14,827 in 2021.

The net loss was $11,686,799, or $0.30 per share, in the year ended December 31, 2022, compared to a net loss of $9,114,057, or $0.31 per share in the year ended December 31, 2021.

Liquidity

Current assets at December 31, 2022 totaled $2,791,765, including $2,577,218 in cash, as compared to total current assets of $2,389,778, including $2,259,516 in cash at December 31, 2021.

During the year ended December 31, 2022, our operating activities used net cash of $2,006,403 compared to $804,295 in the comparable 2021 period. The $1,202,108 increase in cash used in operating activities is mainly due to the $1,777,485 increase in net loss, as offset by $469,911 in increases in non-cash operating activities such as common stock issued for services and compensation. The increase in net loss was also offset by $105,466 in net increases in current assets and liabilities.

Cash used in investing activities was $39,483 in the year ended December 31, 2021 period and $8,167 in the comparable 2020 period. Cash payments in 2021 were made for internal software development. During the year ended December 31, 2020, cash payments were for office furniture and equipment.

Financing activities provided $3,399,720 in cash during the year ended December 31, 2021, compared to $1,473,200 during the year ended December 31, 2020. During the year ended December 31, 2021, we receive $1,035,000 from the issuance of revenue share agreements and $3,022,700 from the sales of common stock and we repaid $516,680 in principal on revenue share agreements and $227,000 in convertible notes payable. During the year ended December 31, 2020, we receive $1,009,500 from the issuance of convertible notes payable, $305,000 from the issuance of revenue share agreements, $113,700 from the receipt of common stock subscriptions receivable and $45,000 in cash from the sales of common stock.

At December 31, 2022, the Company had net working capital of $85,767, as compared $1,272,557 at December 31, 2021.

MANAGEMENT

Name	Position	Age	Start Date

James Dalton	Chairman	82	July 2018
Cornelius Max Rockwell	Chief Executive Officer	55	July 2018
John J. Brannelly	Chief Legal Officer	59	July 2018

James Dalton, Max Rockwell and John J. Brannelly combine for over 50 years of experience in marketing and technology development. They have opened several successful businesses and know what it takes to build a new company. Mr. Dalton has extensive experience in building companies with particular expertise in sales force establishment and managing the entire sales process. Mr. Rockwell has worked with numerous companies and engaged in significant capital-raising as well as company development. Mr. Brannelly is an attorney with 30 years’ experience in corporate law and has also been a founder of several successful companies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the individuals had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

		Common Stock		Preferred Stock
Directors and Executive Officers		Amount	Percent	Amount	Percent

James Dalton	Director	5,000,000	10.6%	9,000	33.3%
Cornelius Max Rockwell	Director	5,000,000	10.6%	9,000	33.3%
JJB Holdings, LLC (a)	Director	4,000,000	8.5%	9,000	33.3%
Feras Al-Kandari	Director	2,630,000	5.6%	-
Jeff Greene (b)	Director	3,312,000	7.0%	-
All directors and officers		19,942,000	42.4%	27,000	100.0%

_________________________

(a) John J. Brannelly

(b) Includes 2,348,000 shares held by the K. Jeffery Greene 2021 Grantor Retained Annuity Trust.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2022, LiveCare Inc. paid a total of $779,857 of wages to management.

LIVECARE, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	For the Year Ended
	December 31,
	2022	2021
ASSETS

Current assets:
Cash	$2,599,718	$2,259,516
Common stock subscriptions receivable	-	103,400
Accounts receivable	313,156	21,088
Receivable from officer and director	4,647	-
Prepaid expenses and deposits	12,963	5,774
Total current assets	2,930,484	2,389,778

Long-term Assets:
Software and software development, net	56,021	93,369
Furniture and fixtures, net	17,559	15,073
Total long-term assets, net	73,580	108,442

Total Asset	$3,004,064	$2,498,220

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$754,377	$333,182
Due to related party	50,972	50,972
Accrued wages, related party	97,467	55,758
Common stock shares to be issued	158,200	121,460
Convertible notes payable, net of $0 debt discount	-	75,000
Notes payable, net of $42,383 and $157,150 of debt discount, respectively	-	480,849
Short-term debt	1,690,000	-
Total current liabilities	2,751,016	1,117,221

Stockholders' equity (deficit):
Preferred stock; $0.001 par value, 50,000,000 shares authorized, 27,000,000 shares issued and outstanding	27,000	27,000
Common stock; $0.001 par value, 100,000,000 shares authorized,47,000,698 and 34,943,463 shares issued and outstanding, respectively	47,001	34,943
Treasury stock, purchase pending	(90,000)	-
Treasury stock, prepaid purchase	(210,000)	-
Additional paid-in capital, net of stock issuance cost	29,457,776	18,712,598
Common stock subscriptions receivable	(2,000)	(10,000)
Accumulated deficit	(28,976,729)	(17,383,542)
Total stockholders' equity (deficit)	253,048	1,380,999

Total Liabilities and Stockholders' Equity (Deficit)	$3,004,064	$2,498,220

The accompanying notes are an integral part of these consolidated financial statements.

LIVECARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2022	2021

Revenues	$2,615,897	$484,976

Operating Expenses:
Cost of revenue	4,573,181	771,613
General and administrative	2,200,113	855,121
Consulting expense	1,854,466	2,198,548
Compensation expense	5,811,792	4,003,069
Total operating expenses	14,439,552	7,828,351

Operating loss	(11,823,655)	(7,343,375)

Other Income (Expenses):
Interest expense, net	(22,784)	(38,623)
Accretion of debt discounts	(56,703)	(190,453)
Debt discount amortization	(114,768)	(1,024,884)
Debt conversion, extension and forgiveness expense	(6,965)	(531,549)
Gain on settlement of debt	338,076	14,827
Total other income (expenses)	136,856	(1,770,682)

Loss before income taxes	(11,686,799)	(9,114,057)

Provision for income taxes	-	-

Net loss	$(11,686,799)	$(9,114,057)

Basic loss per common share	$(0.30)	$(0.31)

Basic weighted average common shares outstanding	39,578,479	29,357,248

The accompanying notes are an integral part of these consolidated financial statements.

LIVECARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(11,593,187)	$(8,884,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	42,528	20,307
Amortization of debt discounts	114,768	1,215,337
Accretion of debt discounts	56,703	-
Gain on forgiveness of debt	(331,110)	(14,827)
Common stock issued for services	2,790,926	2,044,380
Common stock issued for officer and director bonus	4,000,000	3,000,000
Stock subscriptions settlement expense	8,000	-
Write off of work-in-process	9,440	-
Other, miscellaneous	(116,840)	-
Common stock issued for debt extension	-	208,150
Warrants issued for debt conversion	-	178,505
Preferred stock issued for officer and director bonus	-	27,000
Changes in operating assets and liabilities:
Accounts receivable	(296,715)	(21,088)
Prepaid assets	(7,189)	2,892
Accounts payable	421,195	235,675
Accrued expenses	41,709	(17,825)
Net cash used in operating activities	(4,859,772)	(2,006,403)

Cash flows from investing activities:
Purchase of internally developed software	-	(39,483)
Purchase of furniture and fixtures	(17,106)	-
Net cash used in investing activities	(17,106)	(39,483)

Cash flows from financing activities:
Proceeds from the sale of common stock, net	3,743,550	3,108,400
Proceeds from receipt of subscriptions receivable	36,740	-
Proceeds from the issuance of notes payable	1,600,000	1,035,000
Cash received for unfulfilled stock subscriptions	300,000	-
Cash payment for pending purchase of treasury stock	(210,000)	-
Payment on notes payable	(178,210)	(516,680)
Payment on convertible notes payable	(75,000)	(227,000)
Net cash provided by financing activities	5,217,080	3,399,720

Net change in cash	340,202	1,353,834
Cash, beginning of period	2,259,516	905,682

Cash, end of period	$2,599,718	$2,259,516

The accompanying notes are an integral part of these consolidated financial statements.

LIVECARE, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
Common stock issued for debt inducement	$1,379,760	$1,035,000
Common stock issued for debt conversion	$142,999	$1,141,933
Common stock issuance costs	$(1,300,000)	$-
Stock Issued on prior year subscriptions	$103,400	$-
Obligation to purchase treasury stock	$(90,000)	$-
Common stock to be issued for debt conversion	$-	$25,760
Common stock issued for internal software development	$-	$82,000
Common stock issued for common stock subscriptions receivable	$-	$113,400
Common stock shares reversed to common stock to be issued	$-	$10,000

The accompanying notes are an integral part of these consolidated financial statements.

LIVECARE, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional		Stock		Total
	Preferred Stock		Common Stock		Paid-in	Treasury	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stock	Receivable	Deficit	Equity (Deficit)
Balance, December 31, 2020	-	$-	23,585,900	$23,586	$7,746,962	$-	$-	$(8,269,485)	$(498,937)
Common stock issued for:
Services	-	-	2,044,380	2,044	2,042,336	-	-	-	2,044,380
Officer bonus	-	-	3,000,000	3,000	2,997,000	-	-	-	3,000,000
Convertible note inducement	-	-	1,735,000	1,735	1,033,265	-	-	-	1,035,000
Cash, net	-	-	3,042,700	3,043	3,019,657	-	-	-	3,022,700
Common stock subscriptions receivable	-	-	103,400	103	103,297	-	(10,000)	-	93,400
Notes payable, convertible notes and accrued interest	-	-	1,141,933	1,142	1,140,791	-	-	-	1,141,933
Note payable extension	-	-	208,150	208	207,942	-	-	-	208,150
Software development	-	-	82,000	82	81,918	-	-	-	82,000
Preferred stock issued for officer and director bonus	27,000,000	27,000	-	-	-	-	-	-	27,000
Unsubstantiated cash revenue recorded as capital contribution	-	-	-	-	16,668	-	-	-	16,668
Warrants issued for debt conversion					322,762	-	-	-	322,762
Net loss for the year ended December 31, 2021	-	-	-	-	-	-	-	(9,114,057)	(9,114,057)

Balance, December 31, 2021	27,000,000	$27,000	34,943,463	$34,943	$18,712,598	$-	$(10,000)	$(17,383,542)	$1,380,999
Common stock issued for:
Services	-	-	5,614,926	5,615	5,609,311	-	-	-	5,614,926
Officer bonus	-	-	1,200,000	1,200	1,198,800	-	-	-	1,200,000
Cash, net	-	-	3,743,550	3,744	3,739,806	-	-	-	3,743,550
Common stock subscriptions receivable	-	-				-	8,000	-	8,000
Notes payable inducement	-	-	1,355,760	1,356	1,354,404	-	-	-	1,355,760
Notes payable conversion	-	-	142,999	143	142,856	-	-	-	142,999
Prepaid and pending purchase of treasury stock	-	-	-	-	-	(300,000)	-	-	(300,000)
Stock issuance costs	-	-	-	-	(1,300,000)	-	-	-	(1,300,000)
Net loss for the year ended December 31, 2022	-	-	-	-	-	-	-	(11,686,799)	(11,686,799)

Balance, December 31, 2022	27,000,000	$27,000	47,000,698	$47,000	$29,457,776	$(300,000)	$(2,000)	$(29,070,341)	$159,435

The accompanying notes are an integral part of these consolidated financial statements.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

LiveCare, Inc. (“LiveCare”, or the “Company”) was incorporated on July 10, 2018, under the laws of the State of Delaware under the name Gulf Coast Chronic Care, Inc. During 2019, the Company changed its name to LiveCare, Inc.

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness.

a.	Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements of LiveCare have been prepared using the accrual method in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. LiveCare has elected a calendar year-end.

The accompanying consolidated financial statements reflect the accounts and operations of LiveCare and LiveCare Florida, P.A. (LiveCare FL), a Florida company in which we have a controlling financial interest.

b.	Variable Interest Entities

In accordance with the provisions of Accounting Standards Codification 810, Consolidation (“ASC 810”), we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We had one consolidated VIE during the year ended December 31, 2021 that was established in 2020 (see Note 6).

b.	Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c.	Reclassifications of Prior Period Balances

Certain amounts in prior periods have been reclassified to conform to the current year presentation with no effect on previously reported net loss or stockholder’s equity (deficit). Due to a reduction of the par value of LiveCare common stock from $0.01 to $0.001, $212,273 was reclassified from the December 31, 2020 common stock balance to additional paid-in capital. Amounts totaling $1,014,965 for interest expense as a result of the amortization of debt discounts previously reported in interest expense in the Statement of Operations for the year ended December 31, 2021 were broken out of previously netted amounts of $1,062,844 in interest expense and $1,215 in interest income. In addition, $2,000,000 for common stock issued to officers as a bonus previously netted in the adjustment to reconcile net loss to net cash used in operating activities of the Statement of Cash Flows for the year ended December 31, 2021 were separated from the previously reported Common stock issued for compensation. Lastly, 10,000 shares of common stock shown as issued at December 31, 2020 were reclassified to common stock shares to be issued during the year ended December 31, 2021

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates during the years ended December 31, 2022 and 2021 include fair value measurements of equity based instruments, the collectability of outstanding accounts receivables and the probability of ability to use tax loss carryforwards in future years.

d.	Revenue Recognition Policy

LiveCare follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to our members in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This principle is achieved through applying the following five-step approach:

•	Identification of the contract, or contracts, with a member.
•	Identification of the performance obligations in the contract.
•	Determination of the transaction price.
•	Allocation of the transaction price to the performance obligations in the contract.
•	Recognition of revenue when, or as, LiveCare satisfies a performance obligation.

LiveCare generates revenue from contracts with members who purchase access to LiveCare’s virtual diabetes healthcare management services on a monthly basis. Substantially all revenue is derived from monthly access fees, recognized as services are rendered and earned under subscription agreements with members that are based on a per participant per month model, using the number of active enrolled members each month for the minimum enrollment period. These solutions integrate devices, supplies, access to LiveCare’s blue-tooth based platform and clinical and data services to provide an overall health management solution. The promises to transfer these goods and services are not separately identifiable and are considered a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

e.	Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation, and are measured at the date of grant and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, whereby, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, notes and convertible notes payable approximate fair value. Pursuant to ASC 820, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

g.	New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the incurred loss impairment model with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The Company believes the primary impact of ASU 2016-13 will relate to the Company’s assessment of its allowance of doubtful accounts on receivables. The guidance was effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted this standard in the first quarter of 2023 and does not expect the adoption to have a material impact on the Company’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). ASU 2021-05 was issued to address the day-one loss issue related to a lessor’s accounting for certain leases with variable lease payments, requiring a lease with variable lease payments that do not depend on an index or a rate to be classified as operating under certain conditions. ASU 2021-05 became effective for the Company for interim periods beginning after December 15, 2021. The ASU was adopted for the fiscal year ending December 31, 2022. The adoption of ASU 2021-05 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2021, the FASB issued ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 codifies how an issuer should account for modifications made to equity-classified written call options. The guidance in ASU 2021-04 requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. ASU 2021-04 became effective for fiscal years beginning after December 15, 2021. The ASU was adopted for the fiscal year ending December 31, 2022. The adoption of ASU 2021-04 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity by removing the separation models for convertible debt with cash conversion and beneficial conversion features by requiring entities not to separately present in equity an embedded conversion feature in such debt and instead will account for a convertible debt instrument and convertible preferred stock as a single unit of account unless a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or was issued at a substantial premium. The ASU was early adopted for the fiscal year ending December 31, 2021. The adoption of ASU 2020-06 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

h.	Long Lived Assets

Periodically, LiveCare assesses potential impairment of its long-lived assets, which include property, equipment and developed software, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. LiveCare recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There have been no such losses recognized during the years ended December 31, 2022 and 2021.

i.	Fixed Assets and Internal Use Software, net

Fixed assets consisting of office furniture and equipment are recorded at cost and depreciated upon placement in service over the estimated useful lives of three to five years on a straight-line basis. Expenditures for normal repairs and maintenance are charged to expense as incurred.

During the years ended December 31, 2022 and 2021, LiveCare purchased $17,106 and $8,167, respectively, in new office furniture and equipment. At December 31, 2021, furniture and fixtures, net, included $9,440 of work-in-process that was subsequently charged to IT expense during the year ended December 31, 2022, as it was determined not to be functionally useful. During the years ended December 31, 2022 and 2021, LiveCare recognized $5,180 and $1,634 in depreciation expense, respectively.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LiveCare applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects relate to software we do not intend to sell or otherwise market. We apply this guidance to our review of development projects related to software used exclusively for our patient monitoring subscription offerings. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. Capitalized software costs are amortized when the software is available for its intended use over the expected economic life on a straight-line basis, which is three years, using the half-year convention. Amounts capitalized related to development of internal use software, net of amortization, are included in long-term assets along with other furniture and fixtures, net of depreciation, on our consolidated balance sheets and the related software amortization is recorded as a component of amortization and depreciation in our consolidated statements of operations.

During the year ended December 31, 2021, LiveCare incurred $112,043 in internally developed software costs for its internal use in the patient interface system that was placed in service in 2021. The Company recognized amortization expense of $18,674 in the year ended December 31, 2021, and $37,348 in the year ended December 31, 2022.

j.	Basic and Diluted Loss Per Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company uses the “if-converted” method for calculating the earnings per share impact of any outstanding convertible debentures, whereby the securities are assumed converted and an earnings per incremental share is computed. Options, warrants and their equivalents are included in earnings per share (“EPS”) calculations through the treasury stock method. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculation of basic and diluted net loss per share for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021

Basic Net Loss Per Share:
Numerator:
Net loss	$(11,686,799)	$ (9,114,057)
Denominator:
Weighted-average common shares outstanding	39,578,479	$ 29,357,248

Basic net loss per share $	(0.30)	(0.31)

Diluted Net Loss Per Share:
Numerator:
Net loss	$(11,686,799)	$ (9,114,057)
Adjustments for dilution	-	-
Diluted net loss	$(11,686,799)	$ (9,114,057)
Denominator:
Weighted-average common shares outstanding	39,578,479	29,357,248
Adjustments for dilution	-	-
Weighted average shares used in computing diluted net loss per share	39,578,479	29,357,248

Diluted net loss per share $	$ (0.30)	$ (0.31)

The following table summarizes the potential shares of common stock that were excluded from the computation of diluted net loss per share for the years ended December 31, 2022 and 2021 as such shares would have had an anti-dilutive effect:

	2022	2021

Common stock warrants	3,917,792	2,774,493
Convertible notes payable	-	75,000
Total	3,917,792	2,849,493

k.	Income Taxes

LiveCare files income tax returns in the U.S. federal jurisdiction, and the state of Delaware. LiveCare’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - RELATED PARTY TRANSACTIONS

Accounts Payable, Related Party

As of December 31, 2022, LiveCare owes $160,000 in legal fees to a law firm owned and operated by LiveCare’s Chief Legal Officer.

Accrued Payroll

As of December 31, 2022 and 2021, LiveCare owes back due wages under an employment agreement with its President and CEO in the amounts of $97,467 and $55,758, respectively.

Common Stock

During August 2022, as a bonus to certain of the Company’s directors, LiveCare issued 1,000,000 shares of its common stock to its Chairman, 1,000,000 shares of its common stock to its President and CEO, and 1,000,000 to each of two other Company directors, including the Company’s legal counsel, valued at $1.00 per share, or a total of $4,000,000.

During June 2021, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 1,000,000 shares of its common stock President and CEO, valued at $1.00 per share, or a total of $2,500,000.

During September 2021, as a management bonus, LiveCare issued 500,000 shares of its common stock to its Chairman, valued at $1.00 per share, or $500,000.

Preferred Stock

During September 2021, as a measure to prevent a change in control and ensure continuity of management, LiveCare issued 9,000,000 shares of its preferred stock to its Chairman; issued 9,000,000 shares of its preferred stock to its President and CEO; and, issued 9,000,000 shares of its preferred stock its Chief Legal Officer valued at $0.001 per share, or a total of $27,000 (see also Note 4).

NOTE 3 - SHORT-TERM DEBT, NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

Notes Payable

During the years ended December 31, 2021 and 2020, LiveCare entered into eleven Notes Payable for cash totaling $735,000 and $305,000, respectively. The Notes Payable are unsecured and provided each investor a face discount of up to 22% and for repayment of the total face amount over nine equal monthly payments beginning April 15, 2021. The Notes Payable also provided the holder one share of LiveCare common stock for each dollar invested, or a total of 1,040,000 shares with a value of $887,500, the relative fair value being recognized as a discount and amortized to interest expense over the term of the respective Notes Payable.

During the years ended December 31, 2021 and 2020, LiveCare recognized a total of $ 114,768 and $1,014,718, respectively, in interest expense from the amortization of debt discounts on the above Notes Payable. The remaining balances of the Notes Payable were $42,383 and $637,999 as of December 31, 20221 and 2021, respectively. The balances of the debt discount on Notes Payable at December 31, 2022 and 2021 were $42,383 and $157,150, respectively, leaving a net balances of $42,382 and $480,849 as of December 31, 2022 and 2021, respectively.

Convertible Notes

During the year ended December 31, 2020, LiveCare issued Convertible Bridge Loan Agreements (“CBLA”) totaling $1,009,500. The CBLA are unsecured, due after 180 days, accrue interest at 12% per annum, are unsecured, and principal and interest are convertible at the option of the holder into common stock of the Company at $1.00 per share. Based on the relative fair value of the conversion feature of the CBLA, the Company recognized $504,750 in debt discount.

As an inducement, each CBLA holder was also granted either one or two shares of LiveCare common stock for each dollar lent to the Company. A total of 1,947,000 shares of common stock were granted, with the relative fair value of $504,750 being ascribed to debt discount.

The CBLAs were extinguished in 2022 with none remaining outstanding at December 31, 2022. The balance of the CBLAs was $75,000 as of December 31, 2021, and the balance of the debt discount on the CBLAs was $0 at December 31, 2021 leaving a net balance of $75,000 as of December 31, 2021.

Short-Term Loans

During January 2021, LiveCare entered into a consulting agreement with an individual for investor relations and marketing services, which included a short-term loan to LiveCare whereby LiveCare received $300,000 in cash. The short-term loan is unsecured and LiveCare agreed to repay the loan upon the consultant’s arrangement for a minimum of $2,500,000 in equity funding for the Company. A total of 1,000,000 shares of common stock were granted as debt inducement, with the relative fair value of $300,000 being ascribed to debt discount and immediately expensed to interest expense. In 2022, the short-term note was terminated as a result of the failure of the consultant to secure the equity funding as contracted and $300,000 was recorded as Gain from Debt Forgiveness.

During 2022, the Company agreed to acquire from an investor 300,000 shares of common stock at $1.00 per share to be held as treasury shares and the Company recorded a debt payable of $300,000. As of December 31, 2022, the Company had paid the investor $210,000, which was recorded as the prepaid purchase of treasury stock carried in stockholders’ equity, and the remaining obligation to the investor was $90,000, which is carried as a debt payable and as the pending purchase of treasury stock in stockholders’ equity.

In late 2022, an investor agreed to make a short-term loan to the Company in the amount of $1,000,000, repayable in twelve payments of $95,833 beginning in January 2023, for a total repayment amount of $1,150,000. In addition to the promise to repay the short-term loan, the Company issued the investor 1,000,000 shares of common stock valued at $1.00 per share. The investor was also granted warrants expiring June 30, 2023, to purchase an additional 1,000,000 shares of common stock at $1.00 per share. Since there will be no future cash benefit from the grant of the common stock, the Company recorded the entire $1,000,000 as the cost of stock issuance, in effect recording the grant at zero benefit to stockholders’ equity. Since the loan was made at the end of 2022 and no payments were due until early 2023, the Company incurred no interest expense in 2022 and there was no accrued interest payable at December 31, 2022.

Also, in October 2022, another investor agreed to make a short-term loan to the Company in the amount of $300,000, repayable in a single installment of $345,000 before the end of March 2023. In addition to the promise to repay the short-term loan, the Company issued the investor 300,000 shares of common stock valued at $1.00 per share. Since there will be no future cash benefit from the grant of the common stock, the Company recorded the entire $300,000 as the cost of stock issuance, in effect recording the grant at zero benefit to stockholders’ equity. The Company recorded interest expense of $18,632 in 2022, of which $17,249 was accrued as interest payable at December 31, 2022.

In December 2022, the Company negotiated a number of short-term loans with a group of fourteen affiliated investors in a total proposed funding amount of $500,000, to be completely funded in early 2023. Seven of the investors pre-funded their commitments during December 2022 in the total amount of $300,000. The transaction will be effectuated when all commitments are ultimately received. Accordingly, the Company recorded the $300,000 received in 2022 as a note payable, but no interest was payable in 2022 and there was no accrued interest at December 31, 2022. The loans will be repaid in twenty-three installments of $30,000 per month beginning June 1, 2023, for a total repayment amount of $690,000. In addition, the investors will be issued common stock valued at $1.00 per share for each $1.00 originally invested in the notes, for a total stock issuance of 500,000 shares all of the investors complete their funding proposals.

Outstanding notes payable, short-term loans and convertible notes payable consisted of the following as of December 31, 2022 and 2021:

	2022	2021

Convertible Notes:
-Various convertible notes payable, interest at 12%, unsecured, due dates
through June 2021, past due at December 31, 2021	$-	$ 75,000
-Less: Unamortized discount	-	-
Net, convertible notes	-	75,000
Notes Payable
-Various notes payable, face discounts of between 20%-22%, unsecured, due in
monthly payments through June 2023	42,383	337,999
-Less: Unamortized face discount	(42,383)	(157,150)
Net, notes payable	-	180,849
Short-Term Loans:
-Short-term loan, payable in installments through December 2023	1,000,000	-
-Short-term loan, due March 2023	300,000
-Unpaid portion of purchase price of treasury stock	90,000	-
-Partially funded group of short-term loans, unsecured	300,000	-
-Short-term loan due upon reaching funding milestone, no interest, unsecured	-	300,000
Net, short-term loans	1,690,000	300,000
Total notes payable	$1,690,000	$ 480,849

NOTE 4 - STOCKHOLDERS’ EQUITY

Common Stock

2022

During the year ended December 31, 2022, LiveCare issued a total of 3,743,550 shares of common stock for cash payments of $3,743,550, or $1.00 per share.

During August 2022, as a bonus to certain of the Company’s directors, LiveCare issued 1,000,000 shares of its common stock to its Chairman, 1,000,000 shares of its common stock to its President and CEO, and 1,000,000 to each of two other Company directors, including the Company’s legal counsel, valued at $1.00 per share, or a total of $4,000,000.

During the year ended December 31, 2022, LiveCare issued a total of 2,790,926 shares of common stock for services to employees and outside consultants valued at $2,790,926, or $1.00 per share based on the price of shares issued for cash during the year.

In November and December 2022, the Company issued 1,300,000 shares of common stock to investors in short-term notes to incentive such investors. The shares were valued at $1.00 per share based on the price of shares issued for cash during the year. The short-term notes are outstanding at December 31, 2022. (See Note 3 – Short-term Debt, Notes Payable and Convertible Notes Payable)

During the year ended December 31, 2022, LiveCare issued a total of 142,999 shares of common stock as partial consideration in connection with the termination of notes payable. The shares were valued at $142,999, or $1.00 per share based on the price of shares issued for cash during the year.

During the year ended December 31, 2022, LiveCare issued a total of 79,760 shares of common stock to investors as an incentive to make loans to the Company. The shares were valued at $79,760, or $1.00 per share based on the price of shares issued for cash during the year.

2021

During the year ended December 31, 2021, LiveCare issued a total of 2,044,380 shares of common stock for services to outside consultants valued at $2,044,380, or $1.00 per share based on the price of shares issued for cash.

During the year ended December 31, 2021, LiveCare issued a total of 766,160 shares of its common stock and recognized $25,760 in common stock shares to be issued to CBLA holders for conversion of $707,500 in principal and $84,420 in accrued interest. During December 2021, as a result of 10,000 shares of common stock for debt inducement previously shown as issued and outstanding in 2020 not having been issued in 2021, 10,000 shares were reversed to common stock to be issued until issued in 2022.

During the year ended December 31, 2021, LiveCare issued a total of 3,042,700 shares of common stock for cash of $3,022,700, or $1.00 per share and recognized $20,000 in stock issuance costs.

During the year ended December 31, 2021, LiveCare issued a total of 103,400 shares of common stock for common stock subscriptions receivable totaling $103,400 at December 31, 2021.

During the year ended December 31, 2021, LiveCare issued a total of 1,735,000 shares of its common stock as inducement to RSA holders with the relative fair value of $1,035,000 being ascribed to debt discount.

During the year ended December 31, 2021, LiveCare issued a total of 208,150 shares of its common stock to note payable holders in exchange for delaying scheduled cash repayments. The shares were valued at $208,150, or $1.00 per share based on the price of shares issued for cash and recorded as debt extension expense.

During the year ended December 31, 2021, LiveCare issued a total of 375,773 shares of its common stock and warrants to purchase 375,773 shares of its common stock to RSA holders for conversion of $375,773 in principal.

During June 2021, LiveCare issued 82,000 shares of its common stock to a consultant for software development services valued at $1.00 per share based on the price of shares issued for cash, or a total of $82,000.

During June 2021, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 1,000,000 shares of its common stock President and CEO, valued at $1.00 per share based on the price of shares issued for cash, or a total of $2,500,000.

During September 2021, as a management bonus, LiveCare issued 500,000 shares of its common stock to its Chairman, valued at $1.00 per share, or $500,000.

Preferred Stock

During September 2021, LiveCare amended its Articles of Incorporation to create a new class of 50,000,000 authorized shares of preferred stock (“Blank Check Preferred Stock”). The board of directors of LiveCare is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding), the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. The Blank Check Preferred Stock is entitled to 100 votes for each share held at all meetings of stockholders and for written actions in lieu of meetings but has no liquidation rights upon dissolution of LiveCare.

During September 2021, as a measure to prevent a change in control and ensure continuity of management, LiveCare issued 9,000,000 shares of its preferred stock to its Chairman; issued 9,000,000 shares of its preferred stock to its President and CEO; and, issued 9,000,000 shares of its preferred stock its Chief Legal Officer, each of such issued shares valued at $0.001 per share, or a total of $27,000.

Common Stock Warrants

During the year ended December 31, 2022, warrants for a total of 142,999 shares of common stock were granted to creditors as partial consideration in connection with the termination of notes payable. The warrants are for the purchase of shares of common stock at a price of $1.00 per share, exercisable at any time until December 31, 2025.

In November 2022, in connection with a short-term loan of $1,000,000, the Company granted the investor warrants to purchase 1,000,000 shares of common stock at $1.00 per share. The warrants expire on June 30, 2023.

During October 2021, LiveCare agreed to convert $375,773 of note payable principal into 382,793 shares of common stock and issued 342,493 warrants to purchase LiveCare common stock at a price of $1.00 per share, exercisable at any time until December 31, 2024. LiveCare recognized a loss on debt conversion of $322,762 based on the fair value of the warrants on the date of grant.

Between July and December 2021, in conjunction with the issuance of 2,774,793 shares of common stock for $2,774,793 in cash, LiveCare issued 2,774,793 warrants to purchase common stock at a price of $1.00 per share, exercisable at any time until December 31, 2024.

The following table presents the stock warrant activity during the year ended December 31, 2022:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term

Outstanding December 31, 2021	2,774,493	$1.00	2.00
Granted	1,142,999	1.00	3.09
Forfeited/expired	-	-	-
Exercised	-	-	-
Outstanding December 31, 2022	3,917,492	$1.00	2.29

Exercisable – December 31, 2022	3,917,492	$1.00	2.29

The intrinsic value of the exercisable warrants as of December 31, 2022 and 2021 was $0 and $0, respectively.

The Company analyzed the conversion options embedded in the convertible notes (see Note 3 above) for derivative accounting consideration under ASC 815 and determined that the instruments embedded in the above referenced convertible notes should be classified as liabilities and recorded at fair value due to there being no explicit limit to the number of shares to be delivered upon settlement of the conversion options.  Because the number of shares to be issued upon settlement of the above referenced convertible notes could not be determined under these instruments, the Company could not determine whether it would have sufficient authorized shares at a given date to settle future share instruments. The fair values of the instruments were determined using a Black-Scholes option-pricing model.

The Company estimated the fair value of the derivative liabilities using the Black-Scholes option pricing model and the following key assumptions during the year ended December 31, 2021:

Expected dividends	0.0%
Expected term (years)	3.2
Volatility	211.73%
Risk-free rate	0.7%

Common Stock Shares To Be Issued

As of December 31, 2022, LiveCare had not yet issued 158,200 shares of common stock for $158,200 in cash previously received due to administrative oversight. The value of the unissued shares is recorded as a current liability at December 31, 2022 as the shares remain unissued.

As of December 31, 2021, LiveCare had not yet issued 85,700 shares of common stock for $85,700 in cash, 10,000 shares of common stock for $10,000 in debt inducement and 25,760 shares of common stock for $25,760 in CBLA principal conversions. The value of the unissued shares of $121,760 was recorded as a current liability at December 31, 2021. The shares were duly issued during 2022.

NOTE 5 - GOING CONCERN

LiveCare's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare's ability to continue as a going concern are as follows:

LiveCare is seeking to raise up to $25,000,000 more total through private placements of its common stock to fund additional operational expenses and expand operations. Funds received from the issuance of debt and equity will be used to fund the development, implementation and marketing of the platform. The continuation of LiveCare as a going concern is dependent upon its ability to implement its business plan and generate profitable operations that produce positive cash flows. If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise the additional required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - VARIABLE INTEREST ENTITY ARRANGEMENT

During 2020, LiveCare management entered into a Management Service Agreement (“MSA”) with a related party medical service provider, LiveCare FL, an affiliate entity with common management. The MSA requires LiveCare to render business development, marketing, management and administrative services management for LiveCare FL’s telemedicine and remote patient monitoring business in exchange for a 95% fixed fee of amounts collected. Under the MSA, LiveCare is to reimburse or provide all of the personnel and external firms for management of billing and collections functions for its remote diabetic monitoring business.

LiveCare has determined it is the primary beneficiary of LiveCare FL due to the MSA terms granting LiveCare management the power to manage and make decisions that affect LiveCare FL operations as well as LiveCare being the primary beneficiary of the LiveCare FL as a result of its requirement to cover expenses and absorb losses of LiveCare FL’s only business activity.

As the primary beneficiary of LiveCare FL, LiveCare consolidates LiveCare FL in the consolidated financial statements and all intercompany balances and transactions are eliminated.

We evaluate our relationship with LiveCare FL on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

Assets of LiveCare FL included in the consolidated balance sheet as of December 31, 2022 consisted of cash totaling $237,983 after elimination of intercompany transactions and balances and there were no outstanding liabilities. Revenues for LiveCare FL for the year ended December 31, 2022 were $2,732,477 and all expenses of LiveCare FL were incurred by and paid by LiveCare as provided by the MSA.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

During 2019, LiveCare entered into employment agreements with its Chairman and President, providing for annual salaries of $210,000 and $144,000, respectively, until termination.

Operating Leases

LiveCare has operating leases for a total of approximately 4,413 square feet of executive office space in Venice, Florida. The leases are for one year with two additional one year lease options for which management does not presently intend to utilize. The leases call for total monthly lease payments of $7,833.

NOTE 8 - INCOME TAXES

The Company had generated federal and state net operating losses of approximately $10,039,602 that begin to expire in 2029. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. LiveCare believes that its ability to fully utilize the existing net operating loss carryforwards could be restricted by its ability to generate net taxable income and should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2019 through 2021 are subject to examination.

Net deferred tax assets consist of the following components as of December 31, 2022 and 2021:

	2022	2021

Net operating loss carryforward	$2,108,316	$948,293
Valuation allowance	(2,108,316)	(948,293)
	$-	$-

The Federal income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate of 21% to pthe loss before income taxes for the years ended December 31, 2022 and 2021 due to the following:

	2022	2021

Loss before income taxes	($11,593,187)	($9,114,057)
Federal Income tax rate	21.0%	21.0%
Presumed tax benefit due to loss	$(2,434,569)	$(1,913,952)
Meals	-	-
Common stock issued for services and bonus	1,426,094	1,059,320
Debt discount amortization	24,101	215,226
Valuation allowance	984,373	639,406
Provision for Federal income taxes	$-	$-

NOTE 9 - SUBSEQUENT EVENTS

Between January and April 2023, ________ shares of common stock were issued ________________.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2023.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
	Name:	Cornelius M. Rockwell
	Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 30, 2023.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
	Name:	Cornelius M. Rockwell
President, Chief Executive Officer and Director
(Principal Executive Officer)